May 24, 2017
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

Attention:	Office of Information Technologies and Services Senior Assistant Chief Accountant Stephen Krikorian, Accounting Branch Chief Mengyao Lu, Staff Accountant

Re:	Proofpoint, Inc. Form 8-K Furnished January 26, 2017 File No. 001-35506
Ladies and Gentlemen:
This letter responds to the comments set forth in the letter to Proofpoint, Inc. (the “Company”, “we” or “us”), from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail on May 12, 2017 regarding the Company’s Form 8-K furnished on January 26, 2017 (File No. 001-35506) (the “Form 8-K”). We have repeated below the Staff’s comments in bold italics, followed by the Company’s response below each comment.
Form 8-K furnished on January 26, 2017

1.
Please tell us and revise your disclosure in future earnings releases to clarify how you determined the income tax effects of your Non-GAAP adjustments. Refer to Question 102.11 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

In accordance with the guidance in Question 102.11, the Company calculates the tax effect of the Non-GAAP adjustments (stock-based compensation expense, intangible amortization expense, acquisition-related expense, litigation-related expense, non-cash interest expense related to the senior convertible debt discount and issuance costs) used in determining Non-GAAP net loss/income by calculating an adjusted tax provision which considers the current and deferred tax impact of those adjustments. The adjusted tax provision reflects all of the relevant impacts of the adjustments, inclusive of those items that have an impact to the effective tax rate, current provision and deferred provision. As a

United States Securities and Exchange Commission
Division of Corporation Finance
May 24, 2017

result of the varying impacts of each item, the effective tax rate for the adjusted tax provision will vary period over period as compared to the GAAP tax provision. The adjusted tax provision is then compared to the GAAP tax provision, and the difference is reflected as “income tax benefit (expense)” in the reconciliation between GAAP net loss/income and Non-GAAP net loss/income.
Due to the full valuation allowance on our US deferred tax assets, there were no tax effects for the periods presented in the 8-K filed on January 26, 2017 associated with the non-GAAP adjustments for stock-based compensation, costs associated with acquisitions and litigations, and non-cash interest expense related to the debt discount and issuance costs for the convertible debt offering. Only GAAP deferred tax expense related to amortization of intangibles was excluded from the non-GAAP income tax expense.
In accordance with the Staff’s comment, in future earnings releases the Company will enhance its disclosure in the section on Non-GAAP net loss/income by including the following explanation:
“In order to provide a complete picture of our recurring core business operating results, we also compute the tax effect of the adjustments used in determining our non-GAAP results by calculating an adjusted tax provision which considers the current and deferred tax impact of the adjustments. The adjusted tax provision reflects all of the relevant impacts of the adjustments, inclusive of those items that have an impact to the effective tax rate, current provision and deferred provision. As a result of the varying impacts of each item, the effective tax rate for the adjusted tax provision will vary period over period as compared to the GAAP tax provision. The adjusted tax provision is then compared to the GAAP tax provision, and the difference is reflected as “income tax benefit (expense)” in the reconciliation between GAAP net loss/income and Non-GAAP net loss/income.”
The Company will also add a footnote to the reconciliation table similar to the paragraph above relating to the full valuation allowance on our US deferred tax assets.

* * * * * * * * * * *

United States Securities and Exchange Commission
Division of Corporation Finance
May 24, 2017

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (408) 517 4710 or pauvil@proofpoint.com.

Sincerely,

/s/ Paul Auvil
Paul Auvil
Chief Financial Officer

cc:    Michael Yang, General Counsel
Proofpoint, Inc.

Jeffrey Vetter
Fenwick & West LLP